FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of foreign Private Issuer

Pursuant to Rule 13a – 16 or 15d – 16 of

the Securities Exchange Act of 1934

For the month of March, 2006

Commission File Number : 1-15232

16, rue de la Ville l’Evêque,

75008 Paris-France

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1):

Note: Regulation S-T Rule 101 (b) (1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7):

Note: Regulation S-T Rule 101 (b) (7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rule of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

If « yes » is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

PRESS RELEASE 27 March 2006 Service Presse 16 rue de la Ville l’Evêque 75008 Paris FRANCE

SUEZ refers to the European Commission

SUEZ referred to the European Commission in the person of Mr Charlie McCreevy, member of the Commission with responsibility for the single market and services, thereby drawing his attention to the current, surprising and unbalanced situation affecting SUEZ, with respect to the group Enel.

Contrary to the provisions governing the freedom of circulation of capital in the single market, the Italian state disposes of exorbitant rights over Enel, intended to forestall any change in the controlling interest in Enel’s share capital, notably by limiting to 3% the percentage of capital and voting rights which any other shareholder may hold.

SUEZ has therefore requested the Commission, given the responsibilities it has for preserving the single market, to place all the actors in a situation of equivalence in the regulatory field, and in the meantime, to take any and all necessary urgent measures to preserve equality of treatment among operators.

SUEZ, an international industrial Group, designs sustainable and innovative solutions for the management of public utility services as a partner of public authorities, businesses and individuals. The Group aims to meet essential needs in electricity, natural gas, energy services, water and waste management. SUEZ is listed on the Brussels, Luxembourg, Paris, New York and Zurich stock exchanges and is represented in the major international indices: CAC 40, BEL 20, DJ STOXX 50, DJ EURO STOXX 50, Euronext 100, FTSE Eurotop 100, MSCI Europe and ASPI Eurozone. The Group employs 157,650 people worldwide and achieved revenues of €41.5 billion in 2005, 89% of which were generated in Europe and in North America.

Disclaimer

The present press release contains certain non-historic data constituting declarations of a provisional nature and notably forward-looking declarations concerning events, trends, plans or future objectives. These declarations are based on the current assumptions of the management and are subject to substantial risk and to factors of unpredictability liable to give rise to a significant difference between actual results and the results contained explicitly or implicitly in these declarations (or prior results). Supplementary information relating to these risks and factors of unpredictability is contained in the documents registered by SUEZ with the US Securities and Exchange Commission and with the Autorité des Marchés Financiers. Provisional declarations are presented as of the date of release of this communiqué and SUEZ makes no commitment to update or revise said information whether as a result of any new information, of any future event or for any other reason.

Press contacts:			Analyst contacts:
France:	Catherine Guillon:	+33(0)1 40 06 67 15	Arnaud Erbin:	+33(0)1 40 06 64 89
	Caroline Lambrinidis:	+33(0)1 40 06 66 54	Bertrand Haas:	+33(0)1 40 06 66 09
	Antoine Lenoir:	+33(0)1 40 06 66 50	Eléonore de Larboust:	+33(0)1 40 06 17 53
Belgium	Guy Dellicour:	+32 2 370 34 05

This release is also available on the Internet: http://www.suez.com

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 27, 2006	Company Name SUEZ

	By:	/s/ Yves de GAULLE
Name: Yves de GAULLE
Title: General Secretary